Exhibit 99.2

James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 497 1128

19 December 2012

The Manager

Company Announcements Office

Australian Securities Exchange Limited

20 Bridge Street

SYDNEY NSW 2000

Dear Sir

James Hardie Dividend Amount

The Company’s first half financial year 2013 interim dividend of 5 US cents per CUFS announced on 15 November 2012 converts to 4.7465 Australian cents.

The dividend is payable in Australian currency on 25 January 2013 to securityholders registered at the 18 December 2012 record date.

The net amount of the dividend will be converted and paid:

•	in US dollars to American Depositary Receipt holders and securityholders who have elected to receive payment in US currency;
•	in New Zealand dollars to securityholders who have elected to receive payment in NZ currency; and
•	in pounds sterling to securityholders who have elected to receive payment in UK currency.

Yours faithfully

/s/ Marcin Firek

Marcin Firek

Company Secretary

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at

Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.

Directors: Michael Hammes (Chairman), Brian Anderson (USA), David Dilger, David Harrison (USA), Alison

Littley (UK), James Osborne, Donald McGauchie (Australia), Rudy van der Meer (Netherlands).

Chief Executive Officer: Louis Gries

Company number: 485719